1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2024
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
_____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 25, 2024	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited
("TSMC"; NYSE: TSM)
This is to report 1) the changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 2) the changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC; 3) the acquisition and disposition of assets by TSMC and its subsidiaries; 4) the capital appropriations approved by TSMC board of directors and 5) the unsecured bonds issued by TSMC and its subsidiaries for the month of May 2024.
1.The changes in the shareholdings of TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC:

Title	Name	Number of shares held (Note 1) as of		Changes
		4/30/2024	5/31/2024
Chairman (Note 2)	Mark Liu	12,967,987	12,968,366	379
Senior Vice President	Wei-Jen Lo	1,396,328	1,363,328	(33,000)
Senior Vice President	Cliff Hou	497,007	498,212	1,205
Senior Vice President and Chief Financial Officer	Wendell Huang	1,660,169	1,660,178	9
Vice President	Jonathan Lee	401,552	402,988	1,436

Note 1: Shareholdings include shares held by the related parties.
Note 2: Dr. Mark Liu retired after the Annual Shareholders’ Meeting on June 4, 2024.
2.The changes in the pledge of TSMC common shares by TSMC board of directors, executive officers and shareholders who own more than 10% of total outstanding common shares of TSMC: Inapplicable.
3.The acquisition and disposition of assets by TSMC and its subsidiaries:
Fixed-income investment: NT$20.1 billion of acquisition and NT$1.0 billion of disposition.
4.The capital appropriations approved by TSMC board of directors: Inapplicable.

5.The unsecured bonds issued by TSMC and its subsidiaries:

Issuance	Tranche	Issuance Period	Total Amount (in billions)	Coupon Rate	Repayment and Interest Payment
113-2	A	May 2024 ~ May 2029	NT$4.9	1.98%	Bullet repayment; interest payable annually
	B	May 2024 ~ May 2034	NT$6.6	2.10%